

July 17, 2014

<u>Via E-mail</u>
Mr. Derek L. Gafford
Chief Financial Officer
TrueBlue, Inc.
1015 A Street
Tacoma, WA 98402

> **Re: TrueBlue, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2013**
> **Filed February 20, 2014**
> **Form 10-Q for the Quarterly Period Ended March 28, 2014**
> **Filed April 28, 2014**
> **File No. 001-14543**

Dear Mr. Gafford:

We have reviewed your filings and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended March 28, 2014</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

<u>Results of Operations Future Outlook, page 21</u>

1.   We note your disclosure here and elsewhere cautioning investors that your ability to pass on increased costs attributable to higher health care costs due to the implementation of the Affordable Care Act might not be effective. In your future filings, please describe in greater detail how significant an impact the Affordable Care Act will have on your health

care costs. We note that you currently provide health care coverage to your employees so it is not clear how the Act will contribute to higher costs in 2015 and beyond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director